UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Index to Exhibits

Exhibit No.	Description

99.1	Quarterly report for the quarterly period ended June 30, 2015, prepared for distribution to the holders of the 8.625% Senior Notes due 2019 of UCI International, LLC (formerly UCI International, Inc.)

99.2	Quarterly earnings release dated August 5, 2015 prepared for the information of the holders of the 8.625% Senior Notes due 2019 of UCI International, LLC

99.3	Stock Purchase Agreement, dated May 8, 2015, by and among NGK Spark Plug Co., Ltd., UCI Holdings Limited and, solely for the purposes of section 10.13, Rank Group Limited

99.4	Amendment No. 1, dated as of May 5, 2015, to the Credit Agreement dated as of January 26, 2011, by and among UCI International, LLC, UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Credit Suisse AG, as administrative agent for the Lenders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited (Registrant)

Date: August 5, 2015	By:	/s/ Ricardo F. Alvergue
Name: Ricardo F. Alvergue
Title: Chief Financial Officer

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